CEL-SCI Corporation
66 Canal Center Plaza, Suite 5l0
Alexandria, VA  22314

Gentlemen:

This letter will constitute an opinion upon the legality of the issuance by CEL-SCI Corporation, a Colorado corporation, of shares of common stock issuable upon the conversion of Series A Preferred Stock and referred to in the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the Company is authorized to issue the shares mentioned above, and when issued in accordance with the terms and conditions set out in the Registration Statement, such shares of common stock will be legally issued, fully paid and non-assessable.

Very truly yours,
HART & TRINEN
By William T. Hart